UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. 3)*

                    Arrow International, Inc.
                    ------------------------
                        (Name of Issuer)

                   Common Stock, No Par Value
                   --------------------------
                 (Title of Class of Securities)

                            042764100
                            ---------
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






SEC 1745 (2-95)

CUSIP No. 042764100                          Page 2 of 4 Pages
          ---------                          -----------------
                               13G
--------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Richard T. Niner

     ###-##-####
--------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                              (a) /   /
                              (b) /   /
--------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------
     NUMBER OF     5. SOLE VOTING POWER
     SHARES            818,415
     BENEFICIALLY  -------------------------------------------
     OWNED BY      6. SHARED VOTING POWER
     EACH              2,331,332
     REPORTING     -------------------------------------------
     PERSON        7. SOLE DISPOSITIVE POWER
     WITH              818,415
                   -------------------------------------------
                   8. SHARED DISPOSITIVE POWER
                       2,331,322
-----------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,149,737
-----------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

     /     /
-----------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     13.6%
-----------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------------

              *SEE INSTRUCTION BEFORE FILLING OUT!

  This Statement constitutes Amendment No. 3 to the Statement on
Schedule 13G filed by the undersigned with the Securities and Exchange Commission ("SEC") on February 15, 1993, as amended in February 1995 and February 1996 (the "Schedule 13G"), with respect to the Common Stock, No Par Value, of Arrow International, Inc., a Pennsylvania Corporation, pursuant to SEC Rule 13d-c.

  Other than as set forth herein, there has been no change in the information reported in the Schedule 13G.

Item 4.   Ownership
          ---------

  Mr. Niner's response to Item 4 of the Schedule 13G is hereby amended and supplemented by the following:

   (a)     Total Amount Beneficially Owned:          3,149,737*
                                                     ---------

   (b)     Percent of Class:                              13.6%
                                                          ----

   (c)     Number of shares as to which such person has:


                 (i) sole power to vote or to
                     direct the vote                   818,415
                                                       -------

                (ii) shared power to vote or to
                     direct the vote                 2,331,322
                                                     ---------

               (iii) sole power to dispose or to
                     direct the disposition of         818,415
                                                       -------

                (iv) shared power to dispose or to
                     direct the disposition of       2,331,322
                                                     ---------


 *Shares beneficially owned include an aggregate of 9,075 shares owned by Mr. Niner's wife and two children, as to which Mr. Niner disclaims beneficial ownership, 10,000 shares held by a charitable foundation of which Mr. Niner is an officer and a director with power to vote and dispose of the shares of Common Stock held by such foundation, as to which shares Mr. Niner disclaims beneficial ownership, and 2,312,247 shares held by Hare & Co., as nominee for the Robert L. McNeil, Jr. 1983 Intervivos Trust (the "McNeil Trust"), of which Mr. Niner is one of two trustees who have shared power to vote and dispose of such shares.








                        Page 3 of 4 pages

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 16, 1999



                          By: /s/  Richard T. Niner
                              ---------------------

                                   Richard T. Niner
































                        Page 4 of 4 pages